Exhibit 77(c)


              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

A special meeting of shareholders of the Fund was held on April 9, 2002 to approve

     (1) the reorganization of the Fund as a newly created series of ING Equity Trust, a Massachusetts business trust (For: 13,685,931, Against:
          296,342); and

     (2) an amendment to the Registrant's Declaration of Trust to remove the upper limit on the number of trustees that the Registrant's Board of Trustees may set from time to time (For: 13,500,022, Against:
          448,121).